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                                                                    EXHIBIT 99.1

News Release

FOR IMMEDIATE RELEASE

Contact: Matthew C. Gless
Chief Financial Officer
Peregrine Systems, Inc.
Phone: (858) 481-5000

PEREGRINE SYSTEMS-REGISTERED TRADEMARK- ANNOUNCES PRICING OF 5 1/2% CONVERTIBLE
                          SUBORDINATED NOTES DUE 2007

    SAN DIEGO, NOVEMBER 10, 2000--Peregrine Systems, Inc. (Nasdaq: PRGN--news), today announced that it has completed the pricing of a private placement of $250 million of Convertible Subordinated Notes due 2007 (plus an additional amount of up to $37.5 million at the option of the purchasers).

    Interest on the notes will accrue at an annual rate of 5 1/2%. The notes will mature on November 15, 2007 and are convertible into Peregrine common stock at $25.00 per share, subject to adjustment. The closing of the offering is subject to customary closing conditions.

    Peregrine intends to use the net proceeds of the anticipated offering for general corporate purposes, including capital expenditures and research and development. Peregrine expects, if the opportunity arises, to use an unspecified portion of the net proceeds for strategic transactions such as acquisitions, joint ventures, joint development projects, strategic investments and other transactions.

    This announcement is neither an offer to sell nor a solicitation of an offer to buy any of these securities.

    The notes and the common stock issuable upon conversion of the notes have not been registered under the Securities Act of 1933, as amended (the "Securities Act") or any state securities laws, and are being offered only to qualified institutional buyers in reliance on Rule 144A under the Securities Act and outside the United States to non-U.S. persons in compliance with Regulation S of the Securities Act. Unless so registered, the notes and common stock issued upon conversion of the notes may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws.

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PEREGRINE SYSTEMS IS A REGISTERED TRADEMARK OF PEREGRINE SYSTEMS, INC.